

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2018

James Schoonover
Chief Executive Officer and President
HOUSTON AMERICAN ENERGY CORP
801 Travis, Suite 1425
Houston, TX 77002

  Re: HOUSTON AMERICAN ENERGY CORP
    Registration Statement on Form S-3
    Filed December 11, 2018
    File No. 333-228749

Dear Mr. Schoonover:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Natural Resources